UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

AIR LITUANICA SELECTS EMBRAER E-JETS

Paris, June, 18, 2013 – A new commercial airline in Europe, Air Lituanica of Vilnius, Lithuania, has acquired two Embraer E-Jets. The carrier will launch scheduled service on June 30th with one EMBRAER 170 leased from a third party. In July, Air Lituanica will add another E-Jet, an EMBRAER 175, leased from ECC Leasing Company, Ltd., a wholly-owned subsidiary of Embraer.

The E170 and E175 are configured with 76 and 86 seats in single class, respectively. Air Lituanica will deploy the aircraft on its planned routes between Vilnius and Brussels, Amsterdam, Berlin, Prague, Munich and Moscow. The airline intends to add three to four more aircraft to increase frequencies with the objective of serving a dozen European routes from Vilnius in three years.

“Embraer E-Jets have proven to offer an effective combination of capacity, frequency and reliability that new carriers need to successfully launch their services,” said John Slattery, Chief Commercial Officer, Embraer Commercial Aviation. “The sizes of the airplanes are ideal for the types of markets in which the airline will fly. Embraer welcome’s Air Lituanica to our growing portfolio of E-Jets operators in Northern Europe.”

“Air Lituanica is aiming to improve nonstop air travel links between Vilnius and points in Western Europe, Scandinavia, Russia and the CIS. The arrival of our first E-Jets is a very important milestone for the company,” said Mr. Erikas Zubrus, CEO of Air Lituanica. “The aircraft will allow us to serve business routes with high frequency and offer our passengers an outstanding level of comfort.”

As with all E-Jets, the E170 and E175 benefit from common crew qualification and 100% parts commonality so operators can realize exceptional maintenance and crew resource cost savings. The different E-Jet capacities give Air Lituanica the flexibility to assign the aircraft based on variations in market demand.

Air Lituanica joins a growing list of customers in Northern and Eastern Europe that have identified E-Jets as the preferred platform to replace their ageing aircraft, simplify their fleets and open new markets. Twelve airlines – Air Lituanica, Air Astana, Air Moldova, Azerbaijan Airlines, Belavia, Bulgaria Air, Estonian Air, Flybe Finland, Flynonstop, LOT Polish Airlines, Montenegro Airlines, and Ukraine International have added Embraer E-Jets to their fleets.

Since entering revenue service in 2004, Embraer has received more than 1,200 orders for its E-Jets. The aircraft have been added to the fleets of 65 customers in 47 countries. More than 950 E-Jets been delivered. The versatile 70 to 130-seat is flying with low cost airlines and with regional and mainline carriers. Collectively, the E-Jet fleet has accumulated 10 million flight hours.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

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About Air Lituanica

Air Lituanica is a private limited liability company operating under the company’s regulations. Air Lituanica has partnered with Estonian Air for ticket sales and schedule coordination. Through that agreement, Air Lituanica will offer flights to more than 100 cities. The goal of Air Lituanica is to offer convenient flights to the European and world cities for both business and tourist passengers. Up until 2015, the Air Lituanica’s flight route map will consist of 13-16 routes and there are plans to carry 500-600 thousand passengers every year.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertke to publish updates or to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer